UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

America West Resources, Inc.
_____________________________________________________
(Name of Issuer)

Common Stock
_____________________________________________________
(Title of Class of Securities)

02365V-10-6
_____________________________________________________
(CUSIP Number)

October 27, 2008
_____________________________________________________
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 02365V-10-6	13G	Page 2 of 5 Pages

CUSIP No.: 02365V-10-6

1.         Names of Reporting Persons:   John Thomas Financial, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [   ]
(b) [   ]

3.	SEC Use Only.

4.	Citizenship or Place of Organization: New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power.	Warrants to purchase 15,000,000 shares of Common Stock (see Item 4 of the Schedule 13G responses and footnotes)

	6.	Shared Voting Power.	Options to purchase 5,000,000 shares of Common Stock (see Item 4 of the Schedule 13G responses and footnotes)

	7.	Sole Dispositive Power.	Warrants to purchase 15,000,000 shares of Common Stock (see Item 4 of the Schedule 13G responses and footnotes)

	8.	Shared Dispositive Power.	Options to purchase 5,000,000 shares of Common Stock (see Item 4 of the Schedule 13G responses and footnotes)

9.
Aggregate Amount Beneficially Owned by Each Reporting Person:   Warrants to purchase 15,000,000 shares of Common Stock owned by John Thomas Financial, Inc. and Options to purchase 5,000,000 shares of Common Stock owned by ATB Holding Company, LLC (see Item 4 of the Schedule 13G responses and footnotes)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares. [ ]

11.       Percent of Class Represented by Amount in Row (9):  16.12%*

12.	Type of Reporting Person: BD

*           Percentage of class is calculated based upon 124,103,262 shares of Issuer's Common Stock outstanding, which consists of 109,103,262 shares of Common Stock outstanding (pursuant to Issuer's most recent Form 10-Q, filed on August 18, 2008) and an additional 15,000,000 shares of Common Stock outstanding assuming exercise of the Warrants.  The 5,000,000 shares underlying the Options are already issued and outstanding.

CUSIP No.: 02365V-10-6	13G	Page 3 of 5 Pages

Item 1.

(a)   Name of Issuer:    America West Resources, Inc.

(b)   Address of Issuer’s Principal Executive Offices:   57 West 200 South, Suite 400, Salt Lake City, Utah  84101

Item 2.

(a)   Name of Person Filing:    John Thomas Financial, Inc. (“JTF”)

(b)   Address of Principal Business Office or, if none, Residence:   14 Wall Street, 5th Floor, New York, NY 10005.

(c)   Citizenship:   New York

(d)   Title of Class of Securities:   JTF holds warrants to purchase 15,000,000 shares of Common Stock, exercisable through October 31, 2013 at a purchase price of $0.01 per share.  The Warrants were issued to JTF by the Issuer.  In addition, ATB Holding Company, LLC, a Delaware limited liability company (“ATB”), holds options to purchase 5,000,000 shares of Common Stock, exercisable through June 30, 2013 at a purchase price of $0.15 per share.  The Options were issued to ATB by a former director of the Issuer, who owned of record the shares underlying the Options.  The Options were amended as of October 27, 2008 to establish (i) a $0.15 per share exercise price and (ii) June 30, 2013 as the expiration date of the Options.  Thomas Belesis, the President and sole shareholder of JTF, is the managing member of ATB.

(e)   CUSIP Number:   02365V-10-6

Item 3.   If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  ☒  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)   ❑   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)   ❑   Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)   ❑   Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)   ❑   An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)    ❑  An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ❑ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

CUSIP No.: 02365V-10-6	13G	Page 4 of 5 Pages

(h) ❑ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ❑ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Act of 1940 (15 U.S.C. 80a-3);

(j)    ❑   Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.**

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)       Amount beneficially owned:

20,000,000 shares (upon the exercise of warrants to purchase 15,000,000 shares of Common Stock and options to purchase 5,000,000 shares of Common Stock).

(b)       Percent of class:

16.12% (upon the exercise of warrants to purchase 15,000,000 shares of Common Stock and options to purchase 5,000,000 shares of Common Stock).

(c)       Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: Warrants to purchase 15,000,000 shares of Common Stock

(ii) Shared power to vote or direct the vote: Options to purchase 5,000,000 shares of Common Stock

(iii) Sole power to dispose or direct the disposition of: Warrants to purchase 15,000,000 shares of Common Stock

(iv) Shared power to dispose or direct the disposition of: Options to purchase 5,000,000 shares of Common Stock

Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [   ]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

None.

Item 8.   Identification and Classification of Members of the Group

None.

CUSIP No.: 02365V-10-6	13G	Page 5 of 5 Pages

Item 9.   Notice of Dissolution of Group

None.

Item 10.  Certification pursuant to Rule 13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

John Thomas Financial, Inc.

Dated: October 28, 2008	By:	/s/ Thomas Belesis
Title: Chief Executive Officer

**           The Issuer issued Warrants to purchase 15,000,000 shares of Common Stock to JTF as of October 27, 2008 in connection with JTF’s retention by the Issuer to provide investment banking services, including but not limited to acting as placement agent, on a “best efforts basis,” with respect to a proposed private placement of the Issuer’s securities.

Alexander H. Walker, Jr., a former director of the Issuer, issued Options to purchase 5,000,000 shares of Common Stock (which shares were owned of record by Mr. Walker) to ATB as of May 23, 2008 in connection with ATB’s agreement to provide consulting services to the Issuer.  The Options were amended as of October 27, 2008 to establish (i) a $0.15 per share exercise price and (ii) June 30, 2013 as the expiration date of the Options.